

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 20, 2007

By Facsimile and U.S. Mail

Mr. Roger A. Parker
Chairman and Chief Executive Officer
Delta Petroleum Corporation
370 17th Street, Suite 4300
Denver, Colorado 80202

> **Re:** **Delta Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 8, 2007**
> **File No. 000-16203**

Dear Mr. Parker:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 4

Major Customers, page 9

1.   Please revise to include the names of your major customers where sales to such
        customers equal 10 percent or more of your consolidated revenues. Refer to Item
        101(c)(vii) of Regulation S-K and FRC Section 503.02.

Risk Factors, page 11

2.   We note your disclosure that your reserve replacement rate was 429 percent
        during the year ended December 31, 2006. In connection with this disclosure;

    •   Please clarify if the information used to calculate this ratio is derived directly
        from the line items disclosed in the reconciliation of beginning and ending
        proved reserve quantities as required to by paragraph 11 of SFAS 69.

    •   Identify the status of the proved reserves that have been added (e.g., proved
        developed vs. proved undeveloped). It is not appropriate to calculate this ratio
        using:

        a. non-proved reserve quantities, or,

        b. proved reserve additions that include both proved reserve additions
            attributable to consolidated entities and investments accounted for
            using the equity method.

    •   Identify the reasons why proved reserves were added.

        a. The reconciliation of beginning and ending proved reserves, referred
            to above, includes several line items that could be identified as
            potential sources of proved reserve additions. Explain to investors the
            nature of the reserve additions, and whether or not the historical
            sources of reserve additions are expected to continue, and the extent to
            which external factors outside of managements' control impact the
            amount of reserve additions from that source from period to period.

    •   Explain the nature of and the extent to which uncertainties still exist with
        respect to newly discovered reserves, including, but not limited to regulatory
        approval, changes in oil and gas prices, and the availability of additional
        development capital and the installation of additional infrastructure.

- Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

- Disclose how management uses this measure.

- Disclose the limitations of this measure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Results of Operations, page 39

3.   We note your results of operations for the year ended December 31, 2006 varied materially with respect to results for the year ended December 31, 2005. However, your discussion provides limited insight into the underlying reasons for variances and guidance on whether historical results of operations are indicative of expected results. The objective should be to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance. Revise your disclosure to provide additional information into the underlying reasons for variances, and a discussion of known trends, demands, commitments, events and uncertainties that are reasonably likely to have a material effect on your financial condition or results of operations. Please refer to FRC Section 501.12 for further guidance.

Capital and Exploration Expenditures and Financing, page 50

4.   We note that you have completed several acquisitions during the year ended December 31, 2006 and during the six months ended December 31, 2005. Please tell us if you have evaluated such acquisitions for compliance with the provisions of Rule 3-05 of Regulation S-X, or if pro form information is required as contemplated by Rule 11-01 of Regulation S-X.

Notes to Consolidated Financial Statements, page F-7

Note 8. Commodity Derivative Instruments and Hedging Activities, page F-27

5.   Please tell us why you recorded the gain (loss) on derivative contracts that no longer qualify for hedge accounting as a component of other income (expense) rather than operating income.

Note 14. Business Segments, page F-39

6.   Please revise to disclose the amount of total assets for each reportable segment as required by paragraph 27 of SFAS 131, or tell us why you believe such disclosure is not required.

Engineering Comments

Business, page 4

Oil and Gas Operations, page 6

7.   We note your proved reserve disclosure. Please submit to us the petroleum engineering reports – in hard copy and electronic spreadsheet format - you used as the basis for your 2006 proved reserve disclosures. This material should include:

- One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties.

- Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties.

- Individual income forecasts for each of the three largest Rocky Mountain properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD locations/projects.

- Engineering exhibits (i.e. narratives, maps, rate/time plots, volumetric calculations, material balance data) for each of these six largest properties. Please ensure that base maps for each property's field identify location, zone, producing status and operator for existing well and PUD locations.

- An update for all Rocky Mountain PUD locations you have drilled since year-end 2006: pre-drill PUD reserves and estimated capital costs; post-drill production, proved reserve and capital cost figures; and any other data that you consider pertinent.

- Narratives and engineering exhibits for the three largest –in all geographic segments - 2006 reserve extensions and/or discoveries. You may contact us for assistance in this or any other matter.

Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Ronald M. Winfrey

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-

3704 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief